SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

May 2009

Commission File Number: 333-153452

ECOPETROL S.A.
(Exact name of registrant as specified in its Charter)

Carrera 7 No. 37 – 69
BOGOTA – COLOMBIA
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

PRESS RELEASE

Hocol becomes an affiliate of
the Ecopetrol Entrepreneurial Group

Ecopetrol S.A. reports that, as announced on March 10, 2009, it has closed today the acquisition, from Maurel & Prom, of Hocol, a company engaged in the exploration and production of hydrocarbons.

The purchase price is equal to US$580 million, plus US$162 million in working capital, and closed upon completion of the corresponding legal proceeding with the Industry and Commerce Superintendence.

The acquisition includes all production and development assets in Colombia, with production forecasts close to 22 thousand barrels per day in 2009.  It also includes certain exploration blocks (blocks not included are 100% of SN-9, 100% of Muisca, 100% of Sabanero and 50% of Tángara).  An additional payment may be owed depending on the WTI price and results of the Huron well in the Niscota block.

The transaction also includes interests in the pipelines Oleoducto Alto Magdalena (36.12%) and Oleoducto Colombia (21.72%).

This operation contributes to increase Ecopetrol’s hydrocarbon reserves and production, aimed at achieving the production target of one million barrels per day by 2015, as set forth in its strategic plan.

Ecopetrol has begun the process of assuming control of the company through the creation of a transition team that in the next few months, in coordination with Hocol personnel, will design the company’s long term business plan, which will be in line with Ecopetrol’s strategy, determine improvement opportunities in Hocol’s processes and identify possible synergies and options for integration of its activities.

Hocol thus becomes an affiliate of the Ecopetrol Entrepreneurial Group, with operating, administrative and financial autonomy, whose control will be exercised through the mechanisms established by its own Board of Directors.

Bogota, Colombia May 27, 2009

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

PRESS RELEASE

Ecopetrol is Colombia’s largest integrated oil company and is among the top 40 oil companies in the world and the four largest oil companies in Latin America. Besides Colombia, where it accounts for 60% of total production, the Company is involved in exploration and production activities in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol has the principal refinery in Colombia, most of the network of oil and multiple purpose pipelines in the country, and it is considerably increasing its participation in biofuels.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Ecopetrol. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

Contact us for any additional information:

Investor Relations
Alejandro Giraldo
Phone: +571-234-5190
Email: investors@ecopetrol.com.co

Media Relations (Colombia)
Mauricio Téllez
Phone: + 571-2345377
Fax: +571-2344480
Email: mtellez@ecopetrol.com.co

Website: www.ecopetrol.com.co

Dirección de Relacionamiento con el Inversionista Tel: 2345190 – Fax: 2345648    investors@ecopetrol.com.co      www.ecopetrol.com.co

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  May 27, 2009

Ecopetrol S.A.

By:	/s/ Adriana M. Echeverri
Name:	Adriana M. Echeverri
Title:	Chief Financial Officer